ALLIANCE RESOURCE PARTNERS, L.P.

1717 SOUTH BOULDER AVENUE, SUITE 400

TULSA, OKLAHOMA 74119

December 14, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Alliance Resource Partners, L.P.

Form 10-K for the year ended December 31, 2010

Filed February 28, 2011

File No. 000-26823

Dear Mr. Reynolds:

Set forth below is our response to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2011. For your convenience, the comment provided by the Staff has been included in bold face type preceding our response. References to “the Partnership,” “we,” “us” and “our” herein refer to Alliance Resource Partners, L.P. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year ended December 31, 2010

Grant of Plan-Based Awards Table, page 125

1.	We note that several named executive officers have received non-equity incentive compensation in 2010; however, disclosure has not been included in the Grants of Plan Based Awards Table. Please confirm that in future filings you will include disclosure in the Grants of Plan Based Awards Table and provide us with draft disclosure.

Response:

We acknowledge the Staff’s comment and confirm that in future filings the Partnership will include disclosure regarding any such non-equity incentive compensation for named executive officers in the Grants of Plan Based Awards Table. A draft of this disclosure, as if the amounts had been included in our Form 10-K filing for the fiscal year ended December 31, 2010, is as follows:

U.S. Securities and Exchange Commission

December 14, 2011

Grants of Plan-Based Awards Table for 2010

Name	Grant Date	Approved Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Unit Awards: Number of Units (3)	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Options Awards (1)	Grant Date Fair Value of Unit Awards (5)

			Threshold (8)	Target (7)	Maximum (8)	Threshold (4)	Target (2)	Maximum (4)
Joseph W. Craft, III	February 12,2010	(6)		$—			—		1,092			$43,789
	May 14, 2010	(6)		—			—		974			43,742
	August 13, 2010	(6)		—			—		914			45,929
	November 12, 2010	(6)		—			—		820			49,635
	December 31, 2010	January 25, 2011		—			—		334			21,964

				—			—		4,134			205,059

Brian L. Cantrell	January 26, 2010	January 26, 2010		—			5,742		—			227,268
	February 12, 2010	(6)		—			—		48			1,925
	May 14, 2010	(6)		—			—		43			1,931
	August 13, 2010	(6)		—			—		40			2,010
	November 12, 2010	(6)		—			—		36			2,179
	December 31, 2010	January 25, 2011		—			—		252			16,572
		February 22, 2011		370,000			—		—			—

				370,000			5,742		419			251,885

R. Eberley Davis	January 26, 2010	January 26, 2010		—			5,742		—			227,268
	February 12, 2010	(6)		—			—		41			1,644
	May 14, 2010	(6)		—			—		36			1,617
	August 13, 2010	(6)		—			—		34			1,709
	November 12, 2010	(6)		—			—		31			1,876
	December 31, 2010	January 25, 2011		—			—		433			28,474
		February 22, 2011		370,000			—		—			—

				370,000			5,742		575			262,588

Robert G. Sachse	January 26, 2010	January 26, 2010		—			8,864		—			350,837
	February 12, 2010	(6)		—			—		60			2,406
	May 14, 2010	(6)		—			—		54			2,425
	August 13, 2010	(6)		—			—		50			2,513
	November 12, 2010	(6)		—			—		45			2,724
	December 31, 2010	January 25, 2011		—			—		596			39,193
		February 22, 2011		390,000			—		—			—

				390,000			8,864		805			400,098

Thomas M. Wynne	January 26, 2010	January 26, 2010		—			8,409		—			332,828
	February 12, 2010	(6)		—			—		69			2,767
	May 14, 2010	(6)		—			—		61			2,740
	August 13, 2010	(6)		—			—		58			2,915
	November 12, 2010	(6)		—			—		52			3,148
	December 31, 2010	January 25, 2011		—			—		289			19,005
		February 22, 2011		390,000			—		—			—

				$390,000			8,409		529			$363,403

U.S. Securities and Exchange Commission

December 14, 2011

(1)	Column not applicable.

(2)	These awards are grants of restricted units pursuant to our LTIP. Please see “Item 11. Compensation Discussion and Analysis—Compensation Components—Equity Awards under the LTIP.”

(3)	These awards are phantom units added to each Named Executive Officer’s SERP notional account balance. Please see “Item 11. Compensation Discussion and Analysis—Compensation Components—Supplemental Executive Retirement Plan.”

(4)	Grants of restricted units under our LTIP are not subject to minimum thresholds, targets or maximum payout conditions. However, the vesting of these grants is subject to the satisfaction of certain performance criteria. Please see “Item 11. Compensation Discussion and Analysis—Compensation Components—Equity Awards under the LTIP.”

(5)	We calculated the fair value of LTIP awards using a value of $39.59 per unit, the unit price applicable for 2010 grants. We calculated the fair value of SERP phantom unit awards using the market closing price on the date the phantom unit award was granted. Phantom units granted under the SERP vest on the date granted.

(6)	In accordance with the provisions of the SERP, a participant’s cumulative notional phantom unit account balance earns the equivalent of common unit distributions when we pay a distribution to our common unitholders, which is added to the account balance in the form of phantom units. These contributions are made in accordance with the SERP plan document, which has been approved by the Compensation Committee. Therefore, these contributions are not separately approved by the Compensation Committee.

(7)	These amounts represent awards pursuant to our STIP. Please see “Item 11. Compensation Discussion and Analysis—Compensation Components—Annual Cash Incentive Bonus Awards.”

(8)	Awards under our STIP are subject to a minimum financial performance target each year. However, determination of individual awards under the STIP is based upon an assessment of the Named Executive Officer’s performance, comparative compensation data of companies in our peer group and the recommendation of the President and Chief Executive Officer. The STIP does not specify any threshold or maximum payout amounts. Please see “Item 11. Compensation Discussion and Analysis—Compensation Components—Annual Cash Incentive Bonus Awards.”

Securities and Exchange Commission

December 14, 2011

In connection with responding to these comments of the Staff, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (918) 295-1415, or David P. Oelman or Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-3708 and (713) 758-4458, respectively.

Very truly yours,

ALLIANCE RESOURCE PARTNERS, L.P.

By: Alliance Resource Management GP, LLC,

its managing general partner

By: /s/ Brian L. Cantrell

Name: Brian L. Cantrell

Title: Senior Vice President and Chief Financial

          Officer